SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, February 21, 2025 - Braskem S.A. (“Braskem”), in compliance with article 33, XXXII of CVM Resolution 80/2022, hereby informs its shareholders and the market in general of the following transaction between related parties:

Parties	Braskem and Petróleo Brasileiro S.A. – Petrobras ("Petrobras").
Relationship with the issuer	Petrobras is a Shareholder with Significant Influence over Braskem.
Purpose	Spot purchase and sale contract for polymer grade propylene, from the Alberto Pasqualini Refinery (“REFAP”), between Braskem, as buyer, and Petrobras, as seller, which reached a new amount of R$50 million on 02/12/2025.

Key Terms and Conditions

On 01/07/2022, the signing of 5 propylene contracts between Petrobras and Braskem was announced relating to (i) Planalto de Paulínia Refinery (REPLAN), (ii) Henrique Lage Refinery (REVAP), (iii) Presidente Getúlio Vargas Refinery (REPAR), (iv) Capuava Refinery (RECAP) and (v) Duque de Caxias Refinery (REDUC) through of Communication on Transactions with Related Parties.

In these contracts, there are clauses that provide flexibility for negotiating prices and reallocating quantities between contracts signed between the parties.

On 06/15/2023, the first spot purchase contract was signed by Braskem and sale by Petrobras of polymer grade propylene from REFAP, whose sales were the subject of a Related Party Transaction Communication on 09/26/2023.

On 09/29/2023, the second spot purchase contract was signed by Braskem and sale by Petrobras of polymer grade propylene from REFAP (“Second REFAP Contract”), the sales of which were the subject of a Communication on Transaction with Related Parties on 11/13/2023.

Subsequently, quantities of propylene from the REPAR polymer grade propylene purchase and sale contract between Braskem and Petrobras (“REPAR Contract”) were reallocated to the Second REFAP Contract, whose sales were the subject of a Communication on Transaction with Related Parties on 12/18/2023.

On 02/09/2024, the Third Contract for spot purchase by Braskem and sale by Petrobras of polymer grade propylene from REFAP (“Third REFAP Contract”) was signed, effective from 02/09/2024 until 03/31/2024, which was extended until 04/30/24 and subsequently until 06/30/2024. The Third REFAP Contract initially included a sale of polymer grade propylene estimated at 285 tons.

Quantities of propylene from the REPAR Contract were reallocated to the Third REFAP Contract, reaching a new amount of R$50 million, on 03/28/2024, which was the subject of a Communication on Transaction with Related Parties on 04/09/2024.

The Third REFAP Contract reached a new amount of R$50 million on 06/27/2024, which was the subject of a Communication on Transaction with Related Parties on 07/08/2024.

On 07/01/2024, the Fourth Contract for spot purchase by Braskem and sale by Petrobras of polymer grade propylene from REFAP was signed, effective until 08/31/2024, covering a volume of propylene of 300 tons. A new amount of R$50 million was reached on 08/22/2024, which was the subject of a Communication on Transaction with Related Parties on 09/02/2024.

On 08/30/2024, the Fifth Contract for spot purchase by Braskem and sale by Petrobras of polymer grade propylene from REFAP was signed, effective until 10/31/2024, covering a volume of propylene of 500 tons. A new amount of R$50 million was reached on 09/28/2024, which was the subject of a Communication on Transaction with Related Parties on 10/08/2024.

On 12/27/2024, the Sixth spot purchase contract by Braskem and sale by Petrobras of polymer grade propylene from REFAP was signed, subject to the Communication on transaction between Related Parties effective from 01/01/2025 until 03/31/2025, covering a volume of 1,300 tons.

In this context, quantities of propylene from the REPAR polymer grade propylene purchase and sale contract between Braskem and Petrobras (“REPAR Contract”) were also reallocated to the Sixth REFAP Contract, resulting in a new amount of R$50 million, as detailed below:

Net accumulated amount of the Sixth REFAP Contract until 02/12/2025: R$50.2 million, of which R$4.8 million are specific to the Sixth REFAP Contract and R$45.4 million from the reallocation of resources available in the REPAR Contract.

Date of signing of the Amendment	Agreement signed on 01/01/2025, valid until 03/31/2025, having reached a new amount of R$50 million on 02/12/2025.
Possible participation of the counterparty, its partners, or managers in the issuer's decision-making process or negotiation of the transaction as representatives of the issuer	The counterparty and its partners and managers have not participated in Braskem’s decision process or the negotiations of the mentioned agreements.
Detailed justification of the reasons why the issuer's management considers that the transaction has complied with commutative conditions or provides for an appropriate reverse payment	The transaction was made regarding the purchase of propylene referenced in international prices.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.